EXHIBIT 12

DEAN HOLDING COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

The table below sets forth the computation of ratios of earnings to fixed charges for the years ended December 31, 2017, 2016, 2015, 2014 and 2013:

	Year Ended December 31
	2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes	$21,243	$202,651	$(13,310)	$(52,283)	$283,304
Fixed charges:
Interest expense	64,961	66,795	66,813	61,019	200,588
Portion of rentals (33%)	45,120	42,446	41,848	39,628	41,581
Capitalized interest	240	479	499	458	(110)
Total fixed charges	110,321	109,720	109,160	101,105	242,059
Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliate	$131,324	$311,892	$95,351	$48,364	$525,473

Ratio of earnings to fixed charges	1.19x	2.84x	0.87x	0.48x	2.17x
Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$—	$—